UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Japan Hotel and Resort, Inc.
(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Nippon Hotel Fund Investment Corporation
(Name of Person(s) Furnishing Form)

Common Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Nippon Hotel Fund Investment Corporation Attn: Masahiro Kimura 2-6-2, Hamamatsu-cho, Minato-ku, Tokyo 105-0013, Japan Phone: +81-3-3433-2089
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number

99.1	Notice Regarding Revisions to the Forecast of Business Performance and Dividend for the Fiscal Year ending August 31, 2012 (September 1, 2011 – August 31, 2012).

Item 2.  Informational Legends

The required legend is prominently included in each exhibit referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Nippon Hotel Fund Investment Corporation submitted to the Securities and Exchange Commission, written irrevocable consent and power of attorney on Form F-X dated December 22, 2011.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Shigeo Sekita
Name: Shigeo Sekita
Title: Executive Director

Date: February 17, 2012